UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 4)



                             HEARx, Ltd.
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                          (Name of Issuer)

                            Common Stock
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                     (Title Class of Securities)

                               4223601
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                           (CUSIP Number)
                          Gregg M. Larson,
                      Assistant General Counsel
             Minnesota Mining and Manufacturing Company
                              3M Center
                       Minneapolis, MN  55144
                           (612) 733-2204
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 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)
                            June 30, 1996
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       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the
statement [ ].   (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.    4223601                      Page  2  of  4  Pages
          ----------                           ---    ---

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Minnesota Mining and Manufacturing Company   41-0417775

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) / /
                                                             (B) / /
   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
              WC

   5 CHECK BOX IF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

 NUMBER   7    SOLE VOTING POWER
   OF
 SHARES          10,782,400

BENEFICI  8    SHARED VOTING POWER
  ALLY
 OWNED             0
BY EACH   9    SOLE DISPOSITIVE POWER
REPORT-
  ING            10,782,400

 PERSON   10    SHARED DISPOSITIVE POWER
  WITH
                   0
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              10,782,400

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                       / /

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.5%

   14     TYPE OF REPORTING PERSON*

              CO

    This Amendment No. 4 amends and supplements the Schedule 13D ("Schedule 13D") and Amendment Nos. 1, 2 and 3, relating to the common stock, par value $0.10 per share (the "Common Stock"), of HEARx Ltd., a Delaware Corporation (the "Company"), previously filed by Minnesota Mining and Manufacturing Company, a Delaware corporation ("3M").

                           *    *    *

Item 2 is hereby amended to add the following information:
ITEM 2.  IDENTITY AND BACKGROUND

         EXECUTIVE OFFICERS OF 3M

     Lawrence E. Eaton has retired from the position of Executive
     Vice President and is no longer an Executive Officer of 3M.

     John J. Ursu has been promoted to Senior Vice President,
     Legal Affairs and General Counsel.

Item 4 is hereby amended to add the following information:
ITEM 4.  PURPOSE OF TRANSACTION

     3M sold its Hearing Health business, which produces hearing aid devices, to an unrelated party on June 30, 1996.

Item 5 (a) is hereby amended to state as follows:
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) 3M beneficially owns 10,782,400 shares of Common Stock of the Company as of the date of this Amendment No. 4, representing an aggregate of approximately 15.5% of the outstanding shares of the Company (based upon 69,678,837 shares of the Company's Common Stock outstanding as of September 27, 1996, as disclosed in the Company's Form 10-Q for the quarterly period ended September 27, 1996.)


                            SIGNATURE
                            ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MINNESOTA MINING AND
                                   MANUFACTURING COMPANY

January 23, 1997                        /s/ Roger P. Smith
                                   --------------------------
                                        Signature

                                        Roger P. Smith,
                                        Corporate Secretary